UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Terry Wang
	Name:	Terry Wang
	Title:	Chief Financial Officer

Date: July 13, 2011

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces Changes to Board of Directors and Committees
Changzhou, China — July 12, 2011 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today the following changes to its board and board committees, including its audit and corporate governance and nominating committees.
Mr. Peter Mak, an independent director and chairman of the audit committee of the Company, has resigned from the Company’s board of directors and audit committee effective July 10, 2011 to focus on other personal and professional pursuits.
Mr. Jerome Corcoran, an independent director of the Company, has been appointed as chairman of the audit committee of the board to replace Mr. Mak. Mr. Corcoran previously served as a member of the audit committee of the board from December 2006 to April 2010. Mr. Corcoran has many years of experience in finance and investments, having served as a managing director at Merrill Lynch’s China Private Equity Group in Beijing and a managing director and the head of international investment banking of Merrill Lynch in New York and London. Mr. Corcoran also serves on the compensation and corporate governance and nominating committees of the board.
Dr. Yeung Kwok On, an independent director of the Company, has been appointed to replace Mr. Corcoran as chairman of the corporate governance and nominating committee of the board.
Mr. Qian Zhao, an independent director of the Company, has been appointed to the corporate governance and nominating committee of the board to replace Mr. Mak.
“We greatly appreciate the contributions that Peter has made to the company,” said Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “We are confident that Jerry’s years of experience in the financial industry will be of great value to the audit committee.”
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou) Thomas Young, Senior Director of Investor Relations Phone: + 1(408) 459-6706 (San Jose) Email: ir@trinasolar.com	Brunswick Group Caroline Jinqing Cai Phone: + (86) 10-6566-2256 Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com